Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Cazoo Group Ltd on Form F-1 of our report dated March 25, 2021, except for the effects of the restatement discussed in Note 2 and the subsequent event discussed in Note 11B as to which the date is May 7, 2021, with respect to our audit of the financial statements of Ajax I as of December 31, 2020 and for the period from August 13, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 24, 2021